SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 6, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces Dividend Distribution and Buyback Program.

PARTNER COMMUNICATIONS ANNOUNCES
DIVIDEND DISTRIBUTION AND BUYBACK PROGRAM

Rosh Ha’ayin, Israel, February 6th, 2008 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD), a leading Israeli mobile communications operator, announces that, pursuant to the dividend policy adopted for 2007, its Board of Directors approved the distribution of a cash dividend for Q4 2007 in the amount of NIS 2.02 (approximately US$ 0.53) per share, totaling approximately NIS 320 million (US$ 83 million) payable on March 6th, 2008 to shareholders and ADS holders of record on February 20th, 2008. The total dividend amount for 2007 will be approximately NIS 752 million (US$ 196 million), representing approximately 80% of the annual net income.

In respect of 2008, the Board reaffirmed the existing dividend policy which provides for an 80% payout ratio of annual net income. The Board has also approved a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.86 million subscribers in Israel (as of December 31st, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2008), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;
—	regulatory developments related to the implementation of number portability;
—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;
—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;
—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;
—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;
—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;
—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;
—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs,
—	uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;
—	the results of litigation filed or that may be filed against us;
—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;
—	the risks associated with technological requirements, technology substitution and changes and other technological developments;
—	alleged health risks related to antenna sites and use of telecommunication devices;
—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	fluctuations in foreign exchange rates;
—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and
—	the availability and cost of capital and the consequences of increased leverage.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on June 12th, 2007. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Mr. Emanuel Avner		Oded Degany
Chief Financial Officer		V.P Corporate development, Strategy and IRO
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: February 6, 2008